

March 6, 2019

Thomas E. Long
Chief Financial Officer
Energy Transfer Operating, L.P.
Sunoco Logistics Partners Operations L.P.
8111 Westchester Drive, Suite 600
Dallas, TX 75225

> **Re: Energy Transfer Operating, L.P.**
> **Sunoco Logistics Partners Operations L.P.**
> **Registration Statement on Form S-4**
> **Filed February 25, 2019**
> **File No. 333-229843**

Dear Mr. Long:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources